Exhibit 2.2

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of March 6, 2023 (this “Agreement”), is entered into by and between Sun Pharmaceutical Holdings USA, Inc., a Delaware corporation (“SPH”), Sun Pharmaceutical Industries Ltd., an entity organized under the laws of India (“SPIL” and, together with SPH, “Parent”), and Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”).

RECITALS

WHEREAS, SPIL, Foliage Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Concert Pharmaceuticals, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of January 19, 2023 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub (a) agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of SPIL, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and in accordance with the terms and conditions of the Merger Agreement, (a) in each of the Offer and the Merger, SPIL has agreed to provide to the holders of shares of Company Common Stock (other than holders of Excluded Shares and Appraisal Shares) and (b) in the Merger, SPIL has agreed to provide to holders of Company Preferred Stock, Surviving Warrants, Company RSUs, and In-the-Money Company Stock Options, in each case, that are outstanding as of immediately prior to the Effective Time (such Company RSUs and In-the-Money Company Stock Options, collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive contingent cash payments as hereinafter described; and

WHEREAS, pursuant to Section 3.7(b) of the Merger Agreement, holders of Out-of-the-Money Company Stock Options shall be entitled to receive contingent cash payments from SPIL or the Surviving Corporation, subject to and pursuant to the terms of the Merger Agreement, upon delivery of a Milestone Notice to the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

1.    DEFINITIONS

1.1    Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“AAA” has the meaning set forth in Section 7.5(b).

“Accounting Standards” means IFRS or GAAP, in each case, as generally and consistently applied by the applicable Selling Entity or Sublicensee.

“Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register.

“Applicable Fiscal Period” has the meaning set forth in Section 2.4(f).

“Assignee” has the meaning set forth in Section 7.3.

“Calendar Year” means each respective period of twelve (12) consecutive months beginning on January 1 and ending on December 31.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of either Parent or the Surviving Corporation on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving either Parent or the Surviving Corporation in which Parent or the Surviving Corporation, as applicable, is not the surviving entity, (c) any other transaction involving either Parent or the Surviving Corporation in which the stockholders of Parent or the Surviving Corporation, as applicable, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction or (d) any Disposition of all or substantially all of Parent’s or its Subsidiaries’ respective rights in and to the Product to a third party.

“Combination Product” means any product comprising the Product and at least one other therapeutically active product, compound or pharmaceutical ingredient that is not the Product.

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Preferred Stock” means the Series X1 Preferred Stock, par value $0.001 per share, of the Company.

“Company Stock” means the Company Common Stock and/or the Company Preferred Stock.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“COVID-19” means SARS-CoV-2 or COVID-19.

“CVRs” means the contingent rights of Holders to receive the Milestone Payments pursuant to this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“Damages” means any losses, liabilities, damages, claims, judgments, fines, penalties, demands, suits or expenses (including reasonable and documented counsel fees and expenses), including any of the foregoing in connection with any settlement.

“Diligent Efforts” means, with respect to a particular task or obligation, the efforts required to carry out such task in a good faith and diligent manner with efforts and the expenditure of resources that is consistent with commercially reasonable practices, in each case which level is at least commensurate with the level of efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to a product of similar market potential at a similar stage in development or product life as the Product, taking into account issues of safety and efficacy, product profile, the competitiveness of other products in development and in the marketplace, the proprietary position of the Product (including with respect to Patent or regulatory exclusivity and the scope and duration thereof), the regulatory structure involved, the profitability of the Product (including pricing and reimbursement achieved or likely to be achieved), market potential, labeling and other relevant technical, legal, commercial, scientific or medical factors.

“Disposition” means any, direct or indirect, sale or swap of assets or other rights, merger, reorganization, joint venture, lease, exclusive license (or another licensing arrangement or arrangements involving Intellectual Property that operate to transfer all or substantially all right, title and interest in and to such Intellectual Property) or any other transaction or arrangement or series of related transactions or arrangements entered into by Parent or any of its Subsidiaries to sell, transfer, convey, lease, exclusively license (or license pursuant to another licensing arrangement or arrangements involving Intellectual Property that operate to transfer all or substantially all right, title and interest in and to such Intellectual Property) or otherwise dispose of all or substantially all of its or their respective rights in and to the applicable assets.

“Dispute” has the meaning set forth in Section 7.5(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Equity Award CVR” means a CVR issued to a Holder in respect of a Covered Equity Award.

“Event of Default” has the meaning set forth in Section 6.1.

“Excluded Claim” means a Dispute that (a) concerns any antitrust, anti-monopoly or competition law or regulation, whether or not statutory, or (b) is asserted against or by the Rights Agent to the extent pertaining to the Rights Agent’s rights, immunities, liabilities, duties, responsibilities or obligations hereunder.

“First Commercial Sale” means, with respect to the Product, the first sale to a third party for monetary value of such Product by any Selling Entity or its Sublicensees for use, consumption or distribution of such Product in the United States after Regulatory Approval has been granted by the FDA with respect to such Product; provided that “First Commercial Sale” shall not include any sale, distribution or other disposal or use of the Product for research, regulatory, development or charitable or other not-for-profit purposes, such as clinical trials, pre-clinical studies, compassionate use, distribution of free samples, or named patient use or indigent patient programs. For the avoidance of doubt, the First Commercial Sale may not occur more than once.

“Fiscal Quarter” means each of the following three (3)-month periods: January 1 through March 31; April 1 through June 30; July 1 through September 30; and October 1 through December 31.

“Fiscal Year” means the period from April 1 of a Calendar Year through March 31 of the following Calendar Year.

“Funds” has the meaning set forth in Section 3.2(u).

“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IFRS” means International Financial Reporting Standards promulgated by the International Accounting Standards Board.

“Milestone 1” means the first time that the Net Sales in any Fiscal Year ending on or prior to the Milestone 1 Deadline Date is equal to or exceeds $100,000,000.

“Milestone 1 Amount” means, with respect to the achievement of Milestone 1, an amount per CVR equal to $1.00.

“Milestone 1 Deadline Date” means March 31, 2027.

“Milestone 2” means the first time that the Net Sales during a period of four (4) consecutive Fiscal Quarters ending on or prior to the Milestone 2 Deadline Date is equal to or exceeds $500,000,000.

“Milestone 2 Amount” means, with respect to the achievement of Milestone 2, an amount per CVR equal to $2.50.

“Milestone 2 Deadline Date” means December 31, 2029.

“Milestone Non-Achievement Certificate” has the meaning set forth in Section 2.4(f).

“Milestone Notice” has the meaning set forth in Section 2.4(a).

“Milestone Payment” means (a) with respect to Milestone 1, the Milestone 1 Amount and (b) with respect to Milestone 2, the Milestone 2 Amount.

“Milestone Payment Amount” means, for a given Holder, with respect to any achievement of any Milestone during the Milestone Period for such Milestone, the product of (a) the applicable Milestone Payment for such Milestone and (b) the number of CVRs with respect to such Milestone held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Notice for such Milestone.

“Milestone Period” means (a) with respect to Milestone 1, the period commencing on the date of the First Commercial Sale and ending on the Milestone 1 Deadline Date and (b) with respect to Milestone 2, the period commencing on the date of the First Commercial Sale and ending on the Milestone 2 Deadline Date.

“Milestones” means Milestone 1 and/or Milestone 2, as applicable.

“Net Sales” means:

(a)    the gross amount invoiced by or on behalf of the relevant Selling Entity for the Product sold to third parties plus (i) the gross amount invoiced to end-users by Sublicensees of the relevant Selling Entity in respect of sales by such Sublicensees of the Product in the U.S. for use in any indication pursuant to collaboration, development or license arrangements, and (ii) any royalty or sales milestone payments received by the relevant Selling Entity from its Sublicensees in respect of sales of the Product by such Sublicensees pursuant to collaboration, development or license arrangements between such Sublicensees and the Surviving Corporation or its Affiliates, but in the case of this clause (ii), only where such sales of such Product are for use outside of the U.S. in any indication (such royalty and sales milestone payments described in this clause (ii) collectively, “Sublicensing Revenue”), less the Permitted Deductions to the extent actually taken or incurred or separately accounted for, all calculated on an accrual basis, as determined in accordance with the applicable Selling Entity’s or Sublicensee’s usual and customary accounting methods consistent with the treatment of other branded prescription products commercialized by the applicable Selling Entity or Sublicensee, which shall be in accordance with applicable Accounting Standards as of the applicable time;

(b)    in the case of any sale of the Product between or among the Surviving Corporation and its Affiliates, or as applicable Sublicensees, for resale, Net Sales shall be calculated as in above clause (a) only on the value charged or invoiced by or on behalf of the relevant Selling Entity or Sublicensee on the first bona fide arm’s-length sale thereafter to a third party;

(c)    for the avoidance of doubt, in the case of any sale of the Product between or among the Surviving Corporation, its Affiliates and Sublicensees where such Affiliate or Sublicensee is an end-user of, and does not further sell, the Product, Net Sales shall be calculated on the value charged or invoiced to such Affiliate or Sublicensee;

(d)    in the case of any sale for value other than exclusively for money on bona fide arm’s-length terms (which has the effect of reducing the invoiced amount below what it would have been in the absence of such non-monetary consideration), Net Sales shall be calculated at the average Net Sales price charged to third parties for cash sales of the Product in the jurisdiction of sale during the relevant reporting period unless such sales in the jurisdiction during the relevant period were only de minimis cash sales, in which case at the fair market value as determined by comparable markets;

(e)    all Net Sales shall be computed in Dollars, and where any Net Sales are calculated in a currency other than Dollars, they shall be translated into Dollars in accordance with applicable Accounting Standards;

(f)    for clarity, no deductions will be made for sales commissions;

(g)    any sale, supply, distribution or disposal of the Product for research, marketing, regulatory, development, charitable or other not-for-profit purposes (including clinical trials, pre-clinical studies, compassionate use, distribution of free samples, early access programs, named patient use or indigent patient or patient assistance or discount programs), in each case, shall not result in any Net Sales;

(h)    if the Product is sold as part of a Combination Product, then Net Sales for such Product shall be determined by multiplying the Net Sales of the Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction, A / (A+B) where A is the weighted average sale price of such Product when sold separately in finished form, and B is the weighted average sale price of the other active product(s), compound(s) or ingredient(s) in such Combination Product sold separately in finished form (the “Other Product(s)”); provided that (i) if the weighted average sale price of the Product when sold separately in finished form can be determined but the weighted average sale price of the Other Product(s) cannot be determined, then Net Sales for such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction A / C where A is the weighted average sale price of such Product when sold separately in finished form and C is the weighted average sale price of the Combination Product; (ii) if the weighted average sale price of the Other Product(s) can be determined but the weighted average sale price of the Product when sold separately in finished form cannot be determined, Net Sales for such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the following formula: one (1) minus B / C where B is the weighted average sale price of the Other Product(s) and C is the weighted average sale price of the Combination Product; and (iii) if the weighted average sale price of both the Product and the Other Product(s) cannot be determined, then Net Sales for such Combination Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction 1 / D where D is the number of active products, compounds or ingredients in the Combination Product including the Product; and

(i)    notwithstanding anything to the contrary in this Agreement, (i) in no event shall any sale of the Product by or on behalf of any Selling Entity or Sublicensee after the Milestone 1 Deadline Date result in any Net Sales for purposes of determining whether Milestone 1 has been achieved and (ii) in no event shall any sale of the Product by or on behalf of any Selling Entity or Sublicensee after the Milestone 2 Deadline Date result in any Net Sales for purposes of determining whether Milestone 2 has been achieved.

“Net Sales Statement” means a written statement of Parent, certified by the chief financial officer of Parent, setting forth in reasonable detail the calculation of Net Sales for each Fiscal Year that is associated with the potential attainment of Milestone 1 and each Fiscal Quarter that is associated with the potential attainment of Milestone 2, each of which shall include (a) an itemized calculation of the gross amounts invoiced by the Selling Entities and applicable Sublicensees for the Product sold to third parties, (b) an itemized calculation of Sublicensing Revenue, (c) an itemized calculation of the Permitted Deductions, and (d) to the extent that any of the amounts in clauses (a) or (c) are recorded in currencies other than Dollars, the exchange rates used for conversion of such foreign currency into Dollars. The Net Sales Statement shall be calculated in accordance with applicable Accounting Standards and shall be derived from the financial statements of Parent.

“Non-Achieved Milestone” has the meaning set forth in Section 2.4(f).

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in case of both SPH and SPIL, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Parent Board Resolutions” means a copy of a resolution certified by the secretary or an assistant secretary of each of SPH and SPIL to have been duly adopted by the board of directors of each of SPH and SPIL and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Permitted Deductions” means the following deductions to the extent actually deducted by a Selling Entity or Sublicensee from the gross invoiced sales price of the Product, or otherwise directly paid or incurred by the Selling Entity or Sublicensee with respect to the Product, and in accordance with the Selling Entity’s or Sublicensee’s usual and customary accounting methods and Accounting Standards:

(a)    normal and customary discounts actually allowed, including trade, cash, quantity, price reduction or incentive programs, loyalty cards and coupons and early payment discounts;

(b)    amounts repaid or credited by reasons of defects, damage, recalls, rejections, withdrawals, returns, rebates or allowances of goods or because of retroactive price reductions or billing errors specifically identifiable to the Product;

(c)    normal and customary chargebacks, price adjustments, rebates (or the equivalent thereof) and other amounts paid on sale of the Product, including such payments mandated by programs of Governmental Entities;

(d)    normal and customary rebates (or the equivalent thereof) and administrative fees paid to medical or managed healthcare organizations, pharmacy benefit managers (or equivalents thereof), group purchasing organizations, Governmental Entities (including U.S. federal or state Medicaid or Medicare programs) and their agencies, and purchasers and reimbursors, or trade customers in line with approved contract terms or other normal and customary understandings and arrangements;

(e)    tariffs, duties, excise, sales, value-added and other similar Taxes (other than Taxes based on net income or profits) and charges of Governmental Entities;

(f)    any government mandated Tax, including the branded prescription drug fee imposed pursuant to the Patient Protection and Affordable Care Act (Pub. L. No. 111-148);

(g)    reasonable deductions for uncollectible amounts on previously sold products (which adjustment shall be based on actual bad debts incurred and written off as uncollectible by the Selling Entity in a fiscal period, net of any recoveries of amounts previously written off as uncollectible from current or prior fiscal periods);

(h)    normal and customary charges for warehousing, transportation, freight, packing, postage, importation, shipping, insurance and other handling expenses;

(i)    delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates and retroactive price reductions;

(j)    normal and customary distribution commissions and fees (including fees related to services provided pursuant to distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing distribution services to the Selling Entities or Sublicensees;

(k)    amounts paid or payable to any third party for any Damages arising out of or resulting from third party claims relating to the use, marketing, manufacture or other commercialization of the Product; and

(l)    any other charges, costs, expenses or accruals that are customarily deducted in the determination of “net sales” in accordance with the applicable Selling Entity’s or Sublicensee’s Accounting Standards.

For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (a) through (l) above, such item may not be deducted more than once.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order of a court of competent jurisdiction; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (f) as provided in Section 2.6.

“Product” means the Company’s product known as deuruxolitinib (which as of the date hereof is designated by the Company as CTP-543).

“Product Transfer” has the meaning set forth in Section 4.8.

“Qualified Transferee” means (a) any Affiliate of Parent, (b) any third party that has net assets of at least $350,000,000 (as shown on its most recently prepared financial statements) at the time of the applicable Product Transfer or (c) any other person with the prior written consent of the Acting Holders.

“Regulatory Approval” means all approvals that are necessary for the commercial sale of the Product in a given country or regulatory jurisdiction.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Selling Entity” means Parent, any Assignee, and each of their controlled Affiliates (including, from and after the Effective Time, the Surviving Corporation).

“SOFR” means, with respect to any period, the daily Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York as the administrator of the benchmark (or a successor administrator) on the Federal Reserve Bank of New York’s website, as of the date two calendar days prior to the first day of such period.

“Sublicensee” shall mean an authorized or permitted licensee, sublicensee (including at any tier of sublicense) or transferee of the Surviving Corporation or any of its Affiliates, in each case with respect to rights to the Product.

“Surviving Warrant” has the meaning set forth in Section 2.1.

1.2    Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders; (c) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (d) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (e) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (f) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (g) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto; (h) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented; (i) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document; (j) references to any Affiliates of Parent or Subsidiaries of Parent shall be deemed to include the Surviving Corporation; (k) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive; and (l) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; provided, however, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1). The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement. All references to “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

2.    CONTINGENT VALUE RIGHTS

2.1    CVRs. The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to this Agreement. In accordance with the Merger Agreement and pursuant to the Transactions, each Holder is entitled to (a) one CVR for (i) each share of Company Common Stock, (ii) each share of Company Common Stock underlying a Covered Equity Award and (iii) each share of Company Common Stock underlying a Company Warrant that is issued, unexpired and unexercised immediately prior to the Effective Time (“Surviving Warrant”) when such Surviving Warrant is exercised following the Effective Time in accordance with its terms, and (b) 1,000 CVRs for each share of Company Preferred Stock. Each CVR represents the right of a Holder to receive the Milestone Payments in accordance with this Agreement. The initial Holders shall be determined pursuant to the terms of this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1.

2.2    Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposition of a CVR that is not a Permitted Transfer shall be null and void ab initio and of no force or effect. The CVRs will not be listed on any day quotation system or traded on any day securities exchange.

2.3    No Certificate; Registration; Registration of Transfer; Change of Address.

(a)    The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.

(b)    Subject to the receipt by the Rights Agent of the information and instructions described in Section 4.1, the Rights Agent shall keep an up-to-date register (the “CVR Register”) for the purpose of identifying the Holders of CVRs, determining the Holders’ entitlement to CVRs, and registering CVRs and Permitted Transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of shares of Company Stock held by DTC on behalf of the street holders of such shares tendered by such holders in the Offer or held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of the Company Stock by sending a lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of Equity Award CVRs, such CVRs shall initially be registered in the name and address of the holder thereof as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards or Company Warrants cancelled in connection with the Merger. Upon the exercise of any Surviving Warrant in accordance with its terms, the CVRs issued shall be initially registered in the name and address of the holder of such Surviving Warrant as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock for which such Surviving Warrant has been exercised. Parent shall promptly notify the Rights Agent of the exercise of any such Surviving Warrant and provide all information and documents reasonably requested by the Rights Agent regarding the same. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any of its Affiliates will have any responsibility or liability whatsoever to any Person under or in connection with this Agreement other than the Holders and the Rights Agent.

(c)    Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer the CVRs must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, which may include, if applicable, a guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if Parent so reasonably determines that it does so comply, Parent shall instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify Parent in writing of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register.

(d)    A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4    Payment Procedures.

(a)    In the event that any Milestone is achieved during the Milestone Period for such Milestone, then (i) on a date that is within sixty (60) days following either the last day of such Fiscal Year in which Milestone 1 is achieved or the last day of such Fiscal Quarter in which Milestone 2 is achieved, each of SPH and SPIL shall deliver to the Rights Agent a written notice (the “Milestone Notice”) indicating such Milestone was achieved and an Officer’s Certificate certifying the date of such achievement(s) and (ii) promptly thereafter (but in any event no later than five (5) Business Days following the delivery of such Milestone Notice), SPH or SPIL shall deliver to the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount for such Milestone to all Holders (other than amounts due to Holders in respect of Equity Award CVRs), along with any letter of instruction reasonably required by the Rights Agent. For the avoidance of doubt, if both Milestones are achieved in the same Fiscal Year, then the Milestone Payment Amounts for both Milestones shall be paid simultaneously.

(b)    The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Notice and cash, by wire transfer of immediately available funds, equal to the aggregate amount necessary to pay the applicable Milestone Payment Amount for each Milestone that is the subject of such Milestone Notice to all Holders (other than Holders in respect of Equity Award CVRs) pursuant to Section 2.4(a) as well as any letter of instruction reasonably required by the Rights Agent, send each Holder at its registered address a copy of such Milestone Notice. If a Milestone Payment for a Milestone is payable to the Holders, then at the time the Rights Agent sends a copy of the Milestone Notice for such Milestone to the Holders, the Rights Agent shall also pay such Milestone Payment Amount for such Milestone to each of the Holders (other than amounts due to Holders in respect of Equity Award CVRs) in accordance with the corresponding letter of instruction (i) by electronic payment or check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the date of such Milestone Notice or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of such Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions. Notwithstanding anything to the contrary set forth herein, the Rights Agent shall have no responsibility whatsoever with respect to any Milestone Payment Amount to Holders in respect of Equity Award CVRs and Parent shall cause payments described in this Section 2.4 with respect to Equity Award CVRs to be paid to the applicable Holder through payroll of the Surviving Corporation or an appropriate successor (and in all other respects in accordance with the requirements hereof) no later than sixty (60) days following either the last day of such Fiscal Year in which Milestone 1 is achieved or the last day of such Fiscal Quarter in which Milestone 2 is achieved.

(c)    Parent (or the Surviving Corporation or an applicable successor in the case of payments in respect of Equity Award CVRs) shall be entitled to deduct and withhold, or cause the Rights Agent to deduct and withhold, from any Milestone Payment Amount or any other amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld therefrom under applicable Tax Law, as may reasonably be determined by Parent or the Rights Agent. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than amounts due to Holders in respect of Equity Award CVRs), Parent shall instruct the Rights Agent to, and upon receipt of such instruction from each of SPH and SPIL the Rights Agent shall, request IRS Form W-9 or applicable IRS Form W-8, or any other appropriate forms, from Holders within a reasonable amount of time in order to provide the opportunity for the Holder to provide such forms (or any other necessary Tax forms) in order to mitigate or reduce such withholding. Parent shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts withheld in respect of Taxes are timely remitted to the appropriate Governmental Entity. To the extent any amounts are so deducted and withheld and properly and timely remitted to the appropriate Governmental Entity, (i) such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made and (ii) on or prior to the fifteenth (15th) day of March in the year following any payment of such taxes by Parent or the Rights Agent, Parent (or the Company or applicable successor in the case of payments in respect of Equity Award CVRs) shall deliver (or shall cause the Rights Agent to deliver) to the person to whom such amounts would otherwise have been paid an original IRS Form 1099 (provided that, if Parent (or the Company or applicable successor in the case of payments in respect of Equity Award CVRs) files such IRS Form 1099 by paper, such IRS Form 1099 shall be delivered to the applicable person on or prior to the fifteenth (15th) day of February in such year), IRS Form W-2, IRS Form 1042-S, or other reasonably acceptable and applicable evidence of such withholding. Milestone Payments paid in respect of each Equity Award CVR shall be treated for all U.S. federal and applicable state and local income Tax purposes as wages in the year in which the Milestone Payment is made (and not upon the receipt of such Equity Award CVR).

(d)    If any funds delivered to the Rights Agent for payment to Holders as Milestone Payment Amounts remain undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Notice, Parent shall be entitled to require the Rights Agent to deliver to Parent or its designee any funds which had been made available to the Rights Agent in connection with such Milestone Payment Amounts and not disbursed to the Holders (including, all interest and other income received by the Rights Agent in respect of all funds made available to it), and, thereafter, such Holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar Laws) only as general unsecured creditors thereof with respect to the Milestone Payment Amounts that may be payable (without interest).

(e)    Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any Milestone Payment Amounts delivered to a public official pursuant to any abandoned property, escheat or other similar Laws. If, despite Parent’s and the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid immediately prior to the date on which such Milestone Payment Amount would otherwise escheat to or become property of any Governmental Entity, such Milestone Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

(f)    If Milestone 1 is not achieved during a Fiscal Year and/or Milestone 2 is not achieved during a Fiscal Quarter (each such Milestone, a “Non-Achieved Milestone” and each such period, the “Applicable Fiscal Period”), then on or before the date that is sixty (60) days following the last day of such Applicable Fiscal Period, Parent shall deliver to the Rights Agent a certificate certifying that such Non-Achieved Milestone has not occurred (each, a “Milestone Non-Achievement Certificate”). The Rights Agent shall promptly, and in any event within ten (10) Business Days of receipt of a Milestone Non-Achievement Certificate, send each Holder at its registered address a copy of such Milestone Non-Achievement Certificate (which certificate shall include detail regarding the ability of an Acting Holder or Acting Holders to dispute or contest such determination of non-achievement of such Non-Achieved Milestone pursuant to this Agreement). The Rights Agent shall deliver to Parent a written notice confirming the date of delivery of such Milestone Non-Achievement Certificate to the Acting Holders. If the Rights Agent does not receive from any Acting Holders a written objection to such Milestone Non-Achievement Certificate within sixty (60) days after the date of delivery of such Milestone Non-Achievement Certificate by the Rights Agent to the Acting Holders, the Holders will be deemed to have accepted such Milestone Non-Achievement Certificate, and Parent and its Affiliates will have no further obligation or liability with respect to the determination of the applicable Milestone Payment for such Non-Achieved Milestone in such Applicable Fiscal Period, subject to Section 4.6. The Rights Agent shall promptly deliver to Parent any notice it has received from any Acting Holder that object to such Milestone Non-Achievement Certificate.

2.5    No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a)    The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b)    The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Parent or any of its Affiliates.

(c)    Neither Parent and its directors and officers nor any of its Affiliates and their directors and officers will be deemed to have any fiduciary or similar duties to any Holders by virtue of this Agreement or the CVRs.

2.6    Ability to Abandon CVR. Notwithstanding anything in this Agreement to the contrary, (a) a Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in such Holder’s CVRs by transferring such CVRs to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent (with a copy to the Rights Agent) and (b) nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion (it being understood that Parent shall promptly notify the Rights Agent of any CVRs acquired by Parent or any of its Affiliates, and each such acquired CVR shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 4.8 and Article 6).

3.    THE RIGHTS AGENT

3.1    Certain Duties and Responsibilities.

(a)    Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the Rights Agent’s willful misconduct, bad faith or gross negligence (which willful misconduct, bad faith or gross negligence must be determined by a court of competent jurisdiction in a final and non-appealable judgment).

(b)    The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company or Parent.

3.2    Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a)    the Rights Agent may rely and will be protected and held harmless by SPH and SPIL, jointly and severally, in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in the absence of bad faith to be genuine and to have been signed or presented by Parent, any Holder, Governmental Entity or Independent Accountant or any other proper parties with whom the Rights Agent may be required to interact in connection with the performance of its duties under this Agreement;

(b)    whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting to take any action hereunder, the Rights Agent may request and rely upon an Officer’s Certificate, which certificate shall be full authorization to the Rights Agent, and the Rights Agent shall, in the absence of willful misconduct, bad faith or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, incur no liability and be held harmless by SPH and SPIL, jointly and severally, for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate;

(c)    the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall be held harmless by SPH and SPIL, jointly and severally, in respect of any action taken, suffered or omitted by it hereunder in the absence of bad faith, gross negligence or willful misconduct on its part (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on the part of the Rights Agent and in reliance thereon;

(d)    the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e)    the Rights Agent will not be required to give any note or surety in respect of the execution of its powers under, or otherwise in respect of the premises of, this Agreement;

(f)    the Rights Agent shall not be liable for or by reason of, and shall be held harmless by SPH and SPIL, jointly and severally, with respect to, any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(g)    the Rights Agent will have no liability and shall be held harmless by SPH and SPIL, jointly and severally, in respect of the validity of this Agreement and the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent), nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h)    SPH and SPIL, jointly and severally, agree to indemnify the Rights Agent for, and hold the Rights Agent harmless from and against, any Damages suffered or incurred by the Rights Agent arising out of or in connection with the Rights Agent’s duties under this Agreement and the exercise and performance of its duties hereunder, including the reasonable and documented (i) out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss arising out of or in connection with the performance of its duties hereunder and (ii) out-of-pocket costs and expenses incurred by the Rights Agent in enforcing this right of indemnification, in each case, unless such Damage has been determined by a final, non-appealable judgement of a court of competent jurisdiction to be a result of the Rights Agent’s willful misconduct, bad faith or gross negligence on its part (each as determined by a final non-appealable judgment of a court of competent jurisdiction);

(i)    Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action. Except with respect to the Rights Agent’s own fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction), any liability of the Rights Agent under this Agreement will be limited to the aggregate amount of fees (but not reimbursed expenses) paid or payable by Parent to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought;

(j)    Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof; and (ii) without limiting the foregoing clause (i), (x) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than personal property Taxes, corporate excise or privilege Taxes, property or license Taxes, Taxes relating to the Rights Agent’s personnel, Taxes imposed on or measured by the Rights Agent’s gross revenues or net income and franchise or similar Taxes imposed on it in lieu of net income Taxes), and (y) to reimburse the Rights Agent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the preparation, delivery, negotiation or amendment of this Agreement and the administration by the Rights Agent of its duties hereunder;

(k)    No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it;

(l)    No Holder shall be obliged to indemnify the Rights Agent for any services or actions under this Agreement and the Rights Agent shall not be entitled to deduct any sums from a Milestone Payment Amount in any circumstance except as provided in Sections 2.3(c) and 2.4(e);

(m)    The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing;

(n)    Subject to applicable Law, (i) the Rights Agent and any shareholder, Affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Parent or become peculiarly interested in any transaction in which Parent may be interested, or contract with or lend money to Parent or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Parent or for any other Person;

(o)    In the event the Rights Agent reasonably believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent shall, as soon as practicable, provide written notice to Parent, and the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Parent (including each of SPH and SPIL) or any Holder or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from Parent or such Holder or other Person which eliminate such ambiguity or uncertainty to the reasonable satisfaction of the Rights Agent;

(p)    The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Parent resulting from any such act, default, neglect or misconduct, absent willful misconduct, bad faith or gross negligence (each as determined by a final non-appealable judgment of a court of competent jurisdiction) by any such attorney or agents or in the selection and continued employment thereof;

(q)    The Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action, default or Event of Default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent;

(r)    The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (i) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (ii) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed;

(s)    The Rights Agent shall not be liable or responsible for any failure of Parent to comply with any of its obligations relating to this Agreement, including, without limitation, obligations under applicable regulation or Law;

(t)    The obligations of Parent and the rights of the Rights Agent under Section 2.4(e), this Section 3.2 and Section 3.1 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent; and

(u)    All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of services hereunder (the “Funds”) shall be held by Computershare as agent for Parent and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, Computershare will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). Computershare shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits. Computershare shall not be obligated to pay such interest, dividends or earnings to Parent, any holder or any other party.

3.3    Resignation and Removal; Appointment of Successor.

(a)    The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least thirty (30) days prior to the date so specified and such resignation will be effective on the later of (i) the date so specified and (ii) the appointment of a successor Rights Agent. Parent has the right to remove the Rights Agent at any time by a Parent Board Resolutions specifying a date when such removal will take effect, but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least thirty (30) days prior to the date so specified.

(b)    Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other stockholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under this Section 3.3(b). The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of the transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 3.3(b). If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3 or becomes incapable of acting, Parent, by Parent Board Resolutions, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c)    Parent will give notice to the Holders of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

3.4    Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, duties and trusts of the retiring Rights Agent. The retiring Rights Agent will reasonably cooperate with Parent and the successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, except such rights which survive its resignation or removal under the terms hereunder.

4.    COVENANTS

4.1    List of Holders. Parent or the Surviving Corporation shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from Parent’s depository agent in the Offer, Parent’s Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards or Surviving Warrants, the Surviving Corporation, the names and addresses of the Holders of such securities within thirty (30) days after the Effective Time.

4.2    Payment of Milestone Payments. If a Milestone has been achieved during the Milestone Period for such Milestone in accordance with this Agreement, Parent shall, promptly (but in any event no later than five (5) Business Days) following the delivery of the Milestone Notice for such Milestone, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.4 (not including amounts payable in respect of Equity Award CVRs), the aggregate amount necessary to pay the applicable Milestone Payment Amount for such Milestone to all Holders.

4.3    Books and Records. Until the end of the Review Request Period (as defined below), Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder (including books and records in sufficient detail to enable the calculation of Net Sales in any applicable Fiscal Year or Fiscal Quarter, as applicable).

4.4    Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5    Diligent Efforts. Parent and its Affiliates shall have the right, in their sole and absolute discretion, to direct and control the research, development, commercialization and other exploitation of the Product in all respects, including any determination to test, develop, pursue, market, make any regulatory filings or seek Regulatory Approval with respect to, commence or continue any sale of, or make any other strategic decisions affecting, the Product; provided that, solely during the Milestone Period for a Milestone, Parent shall, and shall cause its Affiliates and any Sublicensees to, use Diligent Efforts to achieve such Milestone. Notwithstanding the foregoing or anything to the contrary herein, (a) nothing in this Agreement shall be construed as requiring Parent or any of its Affiliates to seek Regulatory Approval of the Product or commence any sales of the Product in any jurisdiction and any determination by Parent or any of its Affiliates with respect to the foregoing shall be made in Parent’s or its Affiliates’ sole and absolute discretion; and (b) the Rights Agent acknowledges and agrees, on behalf of itself and each Holder, that either Milestone or both Milestones may not be achieved during the applicable Milestone Period for such Milestones without any breach of this Agreement by Parent or any of its Affiliates.

4.6    Audit Rights.

(a)    Until one (1) year after the Milestone 2 Deadline Date (the “Review Request Period”), upon reasonable advance written notice (and in no event less than fifteen (15) days’ advance written notice) from the Acting Holders, Parent shall permit one (1) independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates solely as may be reasonably necessary to evaluate and verify Parent’s calculation of Net Sales hereunder, including the Net Sales Statements; provided that (i) such Independent Accountant and the Acting Holders and Rights Agent shall each enter into a customary confidentiality agreement reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.6, (ii) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates and (iii) such Independent Accountant shall disclose to the Acting Holders and Rights Agent only whether any Milestone has been achieved during the Fiscal Year or Fiscal Quarter, as applicable, that is the subject of the inspection and shall not otherwise share any information received from Parent or any of its Affiliates pursuant to any such audit with the Acting Holders, the Rights Agent or with any other Person. The fees charged by such Independent Accountant shall be borne by the Acting Holders; provided that if the amount by which the Net Sales determined by the Independent Accountant are greater than the Net Sales determined by Parent results in Parent’s obligation to make a Milestone Payment, the fees charged by such Independent Accountant shall be borne by Parent. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders or Rights Agent. The audit rights set forth in this Section 4.6 may not be exercised (A) more than once in any Fiscal Year during the Review Request Period and (B) more than once with respect to any Fiscal Year during the Milestone Period (it being understood that no books and records of Parent or any of its Affiliates with respect to any such period during the Milestone Period may be inspected more than once).

(b)    If, in accordance with the procedures set forth in Section 4.6(a), the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall promptly, and in any event within thirty (30) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report, pay each Holder such Milestone Payment (to the extent not paid on a subsequent date), plus interest calculated at the rate of SOFR plus two percent (2%) per annum or the maximum rate allowed by applicable Law, whichever is lower, from when such Milestone Payment should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4(a).

4.7    Net Sales Statements. Within forty-five (45) days after the end of each Fiscal Year with respect to Milestone 1, and each Fiscal Quarter with respect to Milestone 2, during the Milestone Period, Parent shall have compiled a Net Sales Statement for such Fiscal Year or Fiscal Quarter, as applicable. Parent shall keep each such Net Sales Statement in its books and records.

4.8    Product Transfer. If, at any time during the Milestone Period, Parent or its Affiliates, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement (including a Change of Control), sells, transfers, conveys or otherwise disposes of (each, a “Product Transfer”) all or substantially all of its respective right, title and interest (including all or substantially all Intellectual Property with respect thereto) in and to the Product to any Qualified Transferee, then Parent shall no longer be liable for any obligations under this Agreement; provided that (a) such Qualified Transferee assumes and succeeds to the obligations of Parent set forth in this Agreement, and (b) prior to or simultaneously with the consummation of such Product Transfer, such Qualified Transferee delivers to the Rights Agent a supplemental contingent consideration payment agreement or other acknowledgement expressly assuming the due and punctual payment of the CVRs and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed by Parent. Following any Product Transfer to a Person other than a Qualified Transferee, Parent shall remain secondarily liable for any obligations of Parent set forth in this Agreement.

5.    AMENDMENTS

5.1    Amendments without Consent of Holders.

(a)    Without the consent of any Holders or the Rights Agent, Parent, when authorized by Parent Board Resolutions, at any time and from time to time, may enter into one or more amendments hereto, to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in, and subject to, Section 7.3.

(b)    Without the consent of any Holders, Parent, when authorized by Parent Board Resolutions, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i)    to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii)    to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii)    to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv)    as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any applicable state securities or “blue sky” laws;

(v)    as may be necessary or appropriate to ensure Parent complies with applicable Law;

(vi)    to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 2.6 or 7.4; or

(vii)    any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement; provided that such addition, elimination or change does not adversely affect the interests of the Holders.

(c)    Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will deliver (or cause the Rights Agent to deliver) a notice thereof in accordance with Section 7.2 to the Holders, setting forth such amendment.

5.2    Amendments with Consent of Holders.

(a)    Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by Parent Board Resolutions, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders:

(i)    modify in a manner adverse to the Holders (x) any provision contained herein with respect to the termination of this Agreement or the CVRs, (y) the time for, or amount of, any payment to be made to the Holders pursuant to this Agreement, or (z) the definition of any Milestone;

(ii)    reduce the number of CVRs (except as provided in Section 5.1(b)(vi)); or

(iii)    modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.

No amendment pursuant to this Section 5.2 shall adversely affect the interest of a Holder (in its capacity as a Holder) relative to the interests of all Holders, without the prior written consent of the affected Holder.

(b)    Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail or deliver (or cause the Rights Agent to mail or deliver) a notice thereof in accordance with Section 7.2 to the Holders, setting forth such amendment.

5.3    Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent and reasonably acceptable to the Rights Agent, each stating that the execution of such amendment is authorized or permitted by this Agreement. Each amendment to this Agreement shall be evidenced by a writing signed by the Rights Agent and Parent. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, privileges, powers, immunities, covenants or duties under this Agreement or otherwise and the Rights Agent shall not be bound by amendments not executed by it.

5.4    Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

6.    REMEDIES OF THE HOLDERS

6.1    Event of Default. An “Event of Default” with respect to the CVRs, means any of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity):

(a)    default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Payment Amount after a period of ten (10) Business Days after such Milestone Payment Amount shall become due and payable; or

(b)    material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a default in whose performance or whose breach is elsewhere in this Section 6.1 specifically dealt with), and continuance of such default or breach for a period of thirty (30) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “notice of default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.

If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and to the Rights Agent, may, in their discretion, commence a legal proceeding to protect the rights of the Holders, including to obtain damages or payment for any amounts then due and payable.

The foregoing provisions of this Section 6.1, however, are subject to the condition that if, at any time after the Acting Holders shall have commenced such proceeding, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such proceeding, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default.

6.2    Enforcement. If an Event of Default has occurred, has not been waived and is continuing, the Acting Holders may in their discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding in accordance with Section 7.5.

6.3    Limitations on Suits by Holders. Except for the rights of the Rights Agent set forth herein, the Acting Holders (subject to the last sentence of this Section 6.3), will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights. Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

6.4    Control by Acting Holders. Subject to the last sentence of Section 6.3, the Acting Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Holders under this Agreement, or exercising any power conferred on the Holders by this Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this Agreement.

7.    OTHER PROVISIONS OF GENERAL APPLICATION

7.1    Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier or by electronic mail (with receipt confirmed), or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent:

Computershare Inc.

Computershare Trust Company, N.A.

150 Royall Street

Canton, MA 02021

Attention: Legal Department

If to Parent:

Sun Pharmaceutical Holdings USA, Inc.

c/o Sun Pharmaceutical Industries, Inc.

2 Independence Way

Princeton, New Jersey 08540

Attention: General Counsel

Email: erik.zwicker@sunpharma.com

Sun Pharmaceutical Industries Ltd.

c/o Sun Pharmaceutical Industries, Inc.

2 Independence Way

Princeton, New Jersey 08540

Attention: General Counsel

Email: erik.zwicker@sunpharma.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: William H. Aaronson

Email: william.aaronson@davispolk.com

The Rights Agent or Parent may specify a different address by giving notice in accordance with this Section 7.1.

7.2    Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

7.3    Parent Successors and Assigns. Parent may assign any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other Person, to (i) one or more direct or indirect wholly-owned Subsidiaries of Parent, (ii) any of Parent’s other Affiliates or (iii) in connection with a Change of Control or (b) with the prior written consent of the Acting Holders, to any other Person (in each case of (a) and (b), an “Assignee”); provided that the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement. Any such Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Assignees which agree to assume and be bound by all of the terms and conditions of this Agreement (it being understood that (x) in the event of any such assignment to an Assignee that is a Qualified Transferee, Parent shall no longer be liable for any obligations under this Agreement and (y) following any such assignment to an Assignee other than a Qualified Transferee, Parent or the applicable assignor shall agree to remain secondarily liable for the performance by such Assignee of all duties, covenants, agreements and obligations of Parent hereunder, with such Assignee substituted for Parent under this Agreement). This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and each Assignee. Subject to compliance with the requirements set forth in this Section 7.3 relating to assignments, this Agreement shall not restrict Parent’s, any Assignee’s or any of their respective successors’ ability to undergo any Change of Control, merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off. Each of Parent’s successors and each Assignee shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume the due and punctual payment of the CVRs and the due and punctual performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed by Parent. In the event of a Change of Control of Parent where Parent does not have net assets of at least $350,000,000 following such Change in Control, Parent shall cause the acquirer to assume its obligations, duties and covenants under this Agreement. Other than as permitted by Section 3.3(b), the Rights Agent may not assign this Agreement without Parent’s prior written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.

7.4    Benefits and Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Rights Agent’s permitted successors and assigns, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement. Notwithstanding anything to the contrary contained herein, (a) except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights and (b) any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.

7.5    Governing Law; Dispute Resolution.

(a)    This Agreement, the CVRs and all actions arising under this Agreement or in connection herewith or therewith shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b)    In the event of any dispute arising out of or relating to this Agreement, including the interpretation, validity, performance or breach thereof (a “Dispute”), the parties will first attempt to resolve such Dispute by negotiation and consultation between themselves. In the event that such Dispute is not resolved on an informal basis within thirty (30) days from receipt of written notice of such Dispute and a party wishes to pursue the matter, then, except as expressly set forth in Section 7.5(f), such Dispute (if not an Excluded Claim) shall be finally resolved by binding arbitration administered by the International Centre for Dispute Resolution of the American Arbitration Association (the “AAA”) under its Commercial and International Rules.

(c)    The arbitration shall be conducted by a panel of three (3) neutral arbitrators, each of whom shall have significant legal or business experience in the pharmaceutical industry, and none of whom shall be a current or former employee or director, or a current significant shareholder, of either party or any of its respective Affiliates or Sublicensees. Within thirty (30) days after initiation of arbitration, each party shall select one (1) person to act as arbitrator and the two (2) party-selected arbitrators shall select a third (3rd) arbitrator within thirty (30) days of their appointment. The two (2) party-selected arbitrators will not be informed which party selected him or her. If the arbitrators selected by the parties are unable or fail to agree upon the third (3rd) arbitrator, the third (3rd) arbitrator shall be appointed by the AAA. The place of arbitration shall be Wilmington, Delaware (except that hearings may be held in such other places or by videoconference as the parties may mutually agree or the arbitrators may order), and all proceedings and communications shall be in English. Within thirty (30) days after selection of the third (3rd) arbitrator, the arbitrators shall conduct the proceeding. In addressing any of the subjects within the scope of the proceeding, the arbitrators shall take into account both the desirability of making discovery efficient and cost-effective and the needs of the parties for an understanding of any legitimate issue raised in the arbitration. The award rendered by the arbitrators shall be final, binding and non-appealable, and judgment may be entered upon it in any court of competent jurisdiction.

(d)    Either party may apply to the arbitrators for interim injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved. The prevailing party shall be entitled to an award of all costs, fees and expenses reasonably incurred in the successful prosecution or defense of any claim.

(e)    Except to the extent necessary to confirm or enforce an award or as may be required by applicable Law, neither party nor any arbitrator may disclose the existence, content, or results of any arbitration without the prior written consent of the other party. In no event shall any arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the Dispute would be barred by the applicable statute of limitations in the State of Delaware.

(f)    Nothing contained in this Agreement shall deny either party the right to seek injunctive or other equitable relief from a court of competent jurisdiction in the context of a bona fide emergency or prospective irreparable harm, and such an action may be filed and maintained notwithstanding any ongoing discussions between the parties or any ongoing arbitration proceeding. In addition, either party may bring an action in any court of competent jurisdiction to resolve any Excluded Claim, and no such Excluded Claim shall be subject to arbitration pursuant to Section 7.5(b), Section 7.5(c) or Section 7.5(d), and any action brought by either party pursuant to this Section 7.5(f) to resolve or adjudicate any Excluded Claim shall be venued exclusively in the state or federal courts of the State of Delaware and each party expressly and irrevocably consents and submits to the jurisdiction of such courts having appropriate jurisdiction in connection with any such legal proceeding. In addition, each party expressly and irrevocably waives any objection to the convenience of such forum.

7.6    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision; provided, however, that if an excluded provision shall materially and adversely affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent.

7.7    Counterparts and Signature. This Agreement may be executed in multiple counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

7.8    Termination. This Agreement will be terminated and of no force or effect and, other than as provided in Section 3.2(t) and with respect to monies due and owing by Parent to the Rights Agent as of the date of termination, the parties hereto will have no liability hereunder and no payments will be required to be made, upon the earliest to occur of (a) the payment by the Rights Agent to each Holder of the Milestone 1 Amount and the Milestone 2 Amount, such amounts not to exceed an aggregate value of $3.50 (inclusive of any payments received with respect to such CVRs by the permitted transferor of each CVR held by such Holder) as reflected on the CVR Register as of the close of business on the date of the Milestone Notice for Milestone 2, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, (c) expiration of the Review Request Period (provided no written request is received during such Review Request Period pursuant to Section 4.6(a)) and (d) if a written request is received during the Review Request Period immediately following the Milestone 2 Deadline Date, the decision of the Independent Accountant (and, if applicable, payment of any amounts as determined by the Independent Accountant) pursuant to Section 4.6(a).

7.9    Obligation of Parent. Parent shall cause the Surviving Corporation and each Selling Entity that is controlled by Parent and its Affiliates to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to the Surviving Corporation or such Selling Entity under this Agreement, and Parent shall be jointly and severally liable with the Surviving Corporation for the performance and satisfaction of each of said covenants, obligations and liabilities.

7.10    Entire Agreement. As between the Holders and Parent, this Agreement and the Merger Agreement (including the documents and instruments referred to herein and therein) contains the entire understanding of such parties with reference to the transactions and matters contemplated hereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto. As between the Rights Agent and Parent, this Agreement contains the entire understanding of such parties with reference to the transactions and matters contemplated hereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement will govern and be controlling.

7.11    Force Majeure. Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Parent or any of its Affiliates will be liable for any delays or failures in performance (including any failure to perform any obligations set forth in Section 4.5) resulting from acts beyond its reasonable control, including acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, pandemics (including COVID-19), epidemics, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Atul Raut
Name:	Atul Raut
Title:	Vice President, Business Development / Authorized Signatory

SUN PHARMACEUTICAL HOLDINGS USA, INC.

By:	/s/ Abhay Gandhi
Name:	Abhay Gandhi
Title:	President

COMPUTERSHARE INC. and COMPUTERSHARE TRUST COMPANY, N.A.,
On behalf of both entities

By:	/s/ Collin Ekeogu
Name:	Collin Ekeogu
Title:	Manager, Corporate Actions

[Signature Page to Contingent Value Rights Agreement]